THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

June 9, 2008

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	International Gold Corp.
Form SB-2 Registration Statement
File No. 333-123134

Dear Mr. Reynolds:

          In response to your letter of comments dated February 28, 2008, please be advised as follows:

History of our Mining Claim

     1. Disclosure has been provided that Woodburn is a corporation Mr. Baker uses to conduct a portion of his personal business for the receipt of property in trust such as the mining claims described in the registration statement and for money received for services rendered as a director of Global Green Solutions Inc. and for purchasing and selling securities.

Other Mining Claims held by Woodburn Holdings Ltd.

     2. Disclosure has been provided that neither Mr. Baker, nor Woodburn Holdings Ltd. own any additional properties.

Securities and Exchange Commission
RE:   International Gold Corp.
        Form SB-2 Registration Statement
        File No. 333-123134
June 9, 2008

Management’s Discussion and Analysis

     3. The following disclosure has been provided: We do not know the cost of further exploration will be until we complete our initial exploration program. We do not know what it will cost to develop the property until we find mineralized material. The source of funding further exploration or development of the property will be from the sale of additional shares of common stock in either a private placement or second public offering. There is no assurance that we will be able to raise additional funds through a private placement or second public offering.

     While the foregoing has been included, we believe it is improper to discuss development of the property where mineralized material has not been found. Any discussion of development is materially misleading. We encourage you to contact Mr. H. Roger Schwall, Assistant Director of the Natural Resource Branch regarding the same.

Executive Compensation

     4. The section has been updated.

Financial Statements

     5. The financial statements have been updated through March 31, 2008.

     6. A current consent of the independent accountant has been provided.

Part II
Item 28 - Undertakings

     7. We do not understand your comment. The undertakings required by Item 512 have been provided. We believe we are in compliance and proper disclosure has been provided. If you want language deleted, please be specific about the language you suggest should be removed. We believe there is no rule which prohibits undertakings for both 512(f) and 512(g)(2). Further, we are unable to locate the duplicate language you refer to and again are not aware of any rule that prohibits the duplicative language.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak